699 Eighth Street
San Francisco
California 94103

September 16, 2016

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Mail Stop 4561

100 F Street N.E.

Washington DC 20549

Attention:		Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

	Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K
Furnished on August 4, 2016
File No. 001-35375
Filed February 19, 2016

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is in receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated September 6, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016 and the Company’s Form 8-K furnished on August 4, 2016.  In the Staff Letter, the Staff requested that we respond within ten business days or advise the Staff when we would provide a response.

We respectfully request an extension until October 4, 2016 to respond to the Staff Letter in order to speak further with the Staff and properly review and finalize the Company’s responses.  The Company remains committed to responding to the Staff Letter promptly.

Thank you for your consideration of our request for an extension.  Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President